Exhibit 10.20

December 21, 2012

By Telefacsimile (81-3-3811-1459)

Eisai Co., Ltd.

Attention: Chief Product Creation Officer

Koishikawa 4-6-10

Bunkyo-Ku

Tokyo 112-8088

Japan

Re:	Companion Diagnostics Agreement with Roche Molecular Systems, Inc. (“RMS”)

Dear Sir:

Reference is hereby made to (a) the Collaboration and License Agreement dated as of April 1, 2011 (as amended, the “Collaboration Agreement”), by and between Eisai Co., Ltd. (“Eisai”) and Epizyme, Inc. (“Epizyme”) and (b) the Companion Diagnostics Agreement of even date herewith (the “RMS Agreement”), by and between Epizyme and Eisai, on the one side, and RMS, on the other side.

The purpose of this letter is to set forth certain agreements between Eisai and Epizyme regarding the matters set forth in the RMS Agreement. In particular, Eisai and Epizyme hereby agree that:

1. The activities of RMS, Eisai and Epizyme under the RMS Agreement more specifically described under Exhibit A thereto (the “CDx Development Activities”) are hereby approved by both Eisai and Epizyme pursuant to Section 2.2.1 of the Collaboration Agreement and are hereby incorporated into the Research and Development Plan (as defined in the Collaboration Agreement).

2. Subject to paragraphs 4, 9 and 10 below, Article 6 of the Collaboration Agreement and Epizyme’s exercise of the Profit-Sharing Option (as defined in the Collaboration Agreement) with respect to E7438, which is a Licensed Compound (as defined in the Collaboration Agreement), or any other Therapeutic Product (as defined in the Collaboration Agreement) to which the CDx Development Activities relate or support (“Related Therapeutic Product”), Eisai shall be responsible for (a) all payments due to RMS under Sections 3.2, 7.1, and 7.2 of the RMS Agreement, (b) all payments due to RMS under the last paragraph of Exhibit B of the RMS Agreement except those payments for which Epizyme is solely responsible pursuant to paragraph 3 below and those payments for which Eisai is solely responsible pursuant to paragraph 3 below, (c) interest on late payments due to RMS under Section 7.3 of the RMS Agreement, and (d) all Termination Fees (as defined in the RMS Agreement) and other amounts due to RMS under Section 15.7(a) and 15.7(b) of the RMS Agreement ((a) through (d), the “Base Payments”). The Base Payments incurred by Eisai prior to Epizyme’s exercise of the Profit-Sharing Option with respect to E7438 or any Related Therapeutic Product shall be deemed to be Out-of-Pocket Costs incurred by Eisai under the Research and Development Plan (as defined in the Collaboration Agreement) with respect to the Development of E7438 or such Related Therapeutic Product. Following Epizyme’s exercise of the Profit-Sharing Option with respect to E7438 or any Related Therapeutic

Product, if ever, the portion of the Base Payments allocable to the United States (as defined in the Collaboration Agreement) as determined in accordance with the Joint Development and Commercialization Agreement (as defined in the Collaboration Agreement) for E7438 or such Related Therapeutic Product shall be shared by Eisai and Epizyme as Shared Development Costs (as defined in the Collaboration Agreement) pursuant to such Joint Development and Commercialization Agreement.

3. Subject to paragraphs 9 and 10 below, as between Eisai and Epizyme, (a) Epizyme shall (i) (x) indemnify and defend the RMS Indemnitees (as defined in the RMS Agreement) in accordance with the RMS Agreement from and against all Liabilities (as defined in the RMS Agreement) from any Third Party Claims (as defined in the RMS Agreement) incurred by any RMS Indemnitee and (y) be responsible for and pay any damages payable to RMS under or in connection with the RMS Agreement, in each case ((x) and (y)) arising from or occurring as a result of (A) the negligence or willful misconduct of Epizyme or any of its Affiliates (as defined in the Collaboration Agreement) or any of their respective directors, officers, or employees (each, an “Epizyme Party”) or (B) any action or inaction of any Epizyme Party that results in a breach of the RMS Agreement by Pharmaceutical Partners, and (ii) be responsible for and pay any amount payable to RMS pursuant to the last paragraph of Exhibit B of the RMS Agreement arising from or occurring as a result of any action or inaction of any Epizyme Party, and (b) Eisai shall (i) (x) indemnify and defend the RMS Indemnitees in accordance with the RMS Agreement from and against all Liabilities from any Third Party Claims incurred by any RMS Indemnitee and (y) be responsible for and pay any damages payable to RMS under or in connection with the RMS Agreement incurred by any RMS Indemnitee, in each case ((x) and (y)) arising from or occurring as a result of (A) the negligence or willful misconduct of Eisai or any of its Affiliates or any of their respective directors, officers, or employees (each, an “Eisai Party”) or (B) any action or inaction of any Eisai Party that results in a breach of the RMS Agreement by Pharmaceutical Partners, and (ii) be responsible for and pay any amount payable to RMS pursuant to the last paragraph of Exhibit B of the RMS Agreement arising from or occurring as a result of any action or inaction of any Eisai Party.

4. Subject to the relevant decision-making procedures, rights and powers set forth in the Collaboration Agreement, representatives of each of Eisai and Epizyme shall participate in Project Teams and the JSC (each as defined in the RMS Agreement) as set forth in the RMS Agreement. Where the terms of the RMS Agreement require or permit Pharmaceutical Partners (as defined in the RMS Agreement) to vote on or approve any matter, Eisai and Epizyme shall seek to perform such obligations or exercise such rights by consensus; provided, however, that if Eisai and Epizyme are not able to agree on any such matter within a reasonable period of time, such matter shall be decided in accordance with the Collaboration Agreement. In addition, neither Epizyme nor Eisai shall cause any election to be made under the RMS Agreement that would obligate the other party to bear payment obligations under the RMS Agreement in addition to the payment obligations set forth in this letter agreement in the absence of the prior agreement of such other party.

5. Eisai and Epizyme acknowledge and agree that nothing in the RMS Agreement shall amend or modify the relative rights or obligations of Eisai and Epizyme under the Collaboration Agreement, including Eisai’s sole right to determine all Development activities with respect to the diagnostic product(s) developed and commercialized under the RMS Agreement (“Roche Diagnostics”) after the Research Term (subject to Eisai’s reasonable consideration of Epizyme’s comments in accordance with Section 2.2.1(b) of the Collaboration Agreement and subject to Article 4 of the Collaboration Agreement) and Eisai’s sole right to determine all Commercialization activities with respect to the Roche Diagnostics, in each case subject to Epizyme’s exercise of the Profit Sharing Option with respect to E7438 or any Related Therapeutic Product and provided that such rights shall revert to Epizyme in any termination circumstance under the Collaboration Agreement in which development and commercialization rights to E7438 or the Related Therapeutic Product, as applicable, revert to Epizyme in accordance with Section 13.5.1 of the Collaboration Agreement (such termination, a “Reversion Termination”).

6. Notwithstanding anything in the Collaboration Agreement to the contrary, Epizyme acknowledges and agrees that in no event shall (a) any amounts invoiced by Roche, its Affiliates or any sublicensee for sales of the Roche Diagnostics constitute or be included in the calculation of Net Sales for any purpose of the Collaboration Agreement, (b) Eisai pay Epizyme any royalties or milestones with respect to sales of the Roche Diagnostics, and (c) any Roche Diagnostic constitute a Licensed Product for purposes of Section 7.3 of the Collaboration Agreement.

7. Subject to paragraphs 9 and 10 below, Eisai shall be responsible for all amounts payable by Pharmaceutical Partners pursuant to Section 5.12(a) of the RMS Agreement or any agreement entered into pursuant to Section 5.12(a) of the RMS Agreement (the “Roche Payments”). Eisai and Epizyme acknowledge and agree that all Roche Payments shall, for all purposes of the Collaboration Agreement (including Section 7.5.4) and any applicable Joint Development and Commercialization Agreement, constitute amounts paid by Eisai to a Third Party with respect to license rights to Third Party intellectual property licensed by Eisai that Eisai reasonably believes are necessary for the Development or Commercialization of E7438 or any Related Therapeutic Product.

8. Any rights and interests in Know-How and Patents (each as defined in the Collaboration Agreement) that Pharmaceutical Partners obtain pursuant to the RMS Agreement (including Pharmaceutical Partners Information and Pharmaceutical Partners Project Inventions, each as defined in the RMS Agreement) shall be deemed to be rights and interests in Joint Know-How and Joint Patent(s), respectively, under the Collaboration Agreement.

9. Not later than (a) thirty (30) days after delivery of the Safety Data Package (as defined below) by Eisai to Epizyme in connection with a Reversion Termination resulting from termination of the Collaboration Agreement by Eisai pursuant to Section 13.2.1(b) of the Collaboration Agreement or (b) the effective date of termination with respect to any Reversion Termination other than a Reversion Termination described in the foregoing clause (a), in either case ((a) or (b)), Epizyme shall notify Eisai in writing that either (i) Epizyme desires to keep the RMS Agreement in force, in which case Epizyme shall assume and be solely responsible for, and shall pay, perform and discharge, all payment obligations and other obligations of Pharmaceutical Partners under and pursuant to the RMS Agreement accruing from and after the effective date of such Reversion Termination (including any Termination Fees), and

Epizyme shall, in accordance with Section 12.3 of the Collaboration Agreement, indemnify, defend and hold harmless Eisai and its Affiliates, and its and their respective directors, officers, employees and agents, from and against any and all Losses (as defined in the Collaboration Agreement) arising out of or resulting from the RMS Agreement or Epizyme’s breach of its obligations under this clause (i) following such Reversion Termination or (ii) Epizyme desires not to keep the RMS Agreement in force, in which case, subject to paragraph 10, (A) Eisai and Epizyme shall immediately thereafter terminate the RMS Agreement and cooperate to wind down the RMS Agreement, (B) Eisai shall remain responsible for Base Payments and Roche Payments accruing from and after the effective date of such Reversion Termination; provided that if Epizyme has exercised the Profit-Sharing Option with respect to E7438 or any Related Therapeutic Product prior to the effective date of such Reversion Termination, Eisai and Epizyme shall share equally the portion of the Base Payments and Roche Payments accruing from and after the effective date of such Reversion Termination allocable to the United States in accordance with the allocation principles that, prior to such Reversion Termination, were applicable under the Joint Development and Commercialization Agreement, and (C) Eisai and Epizyme shall remain responsible for indemnification obligations and damages with respect to the RMS Agreement as provided in paragraph 3. Any failure by Epizyme to provide notification under clause (i) or (ii) of the immediately preceding sentence within the applicable period set forth in clause (a) and (b) of the immediately preceding sentence shall constitute notification by Epizyme under clause (ii) of the immediately preceding sentence. If Eisai terminates the Collaboration Agreement pursuant to Section 13.2.1(b), concurrently with or promptly after delivery of its notice of termination Eisai shall deliver to Epizyme the safety analysis and data package presented to Eisai’s senior management in connection with Eisai’s decision to terminate the Collaboration Agreement (the “Safety Data Package”).

10. In the event that (a) Epizyme provides notification in accordance with clause (ii) of paragraph 9 and (b) within three hundred sixty-five (365) days after the effective date of termination of the RMS Agreement, Epizyme or any of its Affiliates enters into an agreement with RMS or any of its Affiliates with respect to the research, development or commercialization of any diagnostic product related to EZH2 (as defined in the Collaboration Agreement), then Epizyme shall (i) notify Eisai of its entry into such agreement within ten (10) days after such entry, (ii) reimburse Eisai for all Termination Fees and all other Base Payments and Roche Payments accruing from and after the effective date of such Reversion Termination paid by Eisai pursuant to clause (ii) of paragraph 9 not later than thirty (30) days after delivery by Eisai of an invoice therefor, and (iii) assume and be solely responsible for, and shall pay, perform and discharge, all payment obligations and other obligations of Pharmaceutical Partners under and pursuant to the RMS Agreement accruing from and after the effective date of such Reversion Termination (to the extent not then paid by Eisai pursuant to clause (ii) of paragraph 9), and Epizyme shall, in accordance with Section 12.3 of the Collaboration Agreement, indemnify, defend and hold harmless Eisai and its Affiliates, and its and their respective directors, officers, employees and agents, from and against any and all Losses arising out of or resulting from the RMS Agreement or Epizyme’s breach of its obligations under this clause (iii) following such Reversion Termination.

11. Except as expressly amended hereby, all terms of the Collaboration Agreement shall remain in full force and effect. This letter agreement and any dispute arising from the performance or breach hereof shall be governed by and construed and enforced in accordance with the laws of the State of New York excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this letter to the substantive law of another jurisdiction. This letter agreement may be signed in counterparts, each and every one of which shall be deemed an original, notwithstanding variations in format or file designation which may result from the electronic transmission, storage and printing of copies from separate computers or printers. Facsimile signatures and signatures transmitted via PDF shall be treated as original signatures.

Please countersign this letter below to signify Eisai’s agreement to the terms set forth above, whereupon this letter agreement will become a binding agreement between Eisai and Epizyme.

Very truly yours,

EPIZYME, INC.

By:	/s/ Jason Rhodes
Name:	Jason Rhodes
Title:	EVP & CBO

Acknowledged and agreed:

EISAI CO., LTD.

By:	/s/ Kenichi Nomoto
Name:	Kenichi Nomoto
Title:	President, Oncology PCU

Cc:	Eisai Co., Ltd., Attention: General Counsel (Telefacsimile 81-3-3811-5535)

Eisai Inc., Attention President and General Counsel (Telefacsimile 201-746-3201)